UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-17232
CUSIP NUMBER:	303039 200

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	December 31, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

FACT CORPORATION
Full Name of Registrant

Former Name if Applicable

1530 – 9th Avenue SE
Address of Principal Executive Office (Street and Number)

Calgary, Alberta, T2G 0T7
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the period ended December 31, 2009 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to March 31, 2010.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	JACQUELINE DANFORTH	403	693-8004
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
As a result of its ongoing operations, it is expected that the Company will report earned gross revenues from sales of functional bakery premixes and products during the twelve months ended December 31, 2009 of $1,189,109 (net of revenues of approximately $78,382 in rental income) compared to $2,139,945 in gross revenues (net of $60,919 reported as rental income) from sales across the same category in the same period in the previous year. The decline in gross revenues can be directly attributed to decreased annual sales to one of the Company’s key customers during the fiscal year ended December 31, 2009.  Gross profit for the period ended December 31, 2009 is expected to total $300,273 as compared to gross profit of $483,301 in the prior fiscal year, reflecting a decline in gross profit of approximately 38% year over year.

It is expected that the Company’s total operating expenses will be approximately $986,755 for this current twelve month period compared to $1,307,999 in the same period last year.  The decrease in operating expenses can be largely attributed to a decrease from $428,770 to $92,831 in stock based compensation costs, and $143,917 to $40,090 in legal costs, year over year.  This was offset somewhat by increase in other administrative expenses from $317,228 to $413,756, year over year.

It is expected that the Company will incur a net loss of approximately $810,228 for this twelve month period compared to a net loss of $928,021 in the same period last year.

FACT CORPORATION
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/ Jacqueline Danforth
		Name:	Jacqueline Danforth
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).